Mail Stop 6010                                                    September 7, 2006

Sean Casey, MD
President and Chief Executive Officer
Virtual Radiologic Corporation
5995 Opus Parkway
Suite 200
Minnetonka, MN 55343

**Re:     Virtual Radiologic Corporation**
          **File 333-136504**
          **Form S-1 filed August 10, 2006**

 Dear Dr. Casey:

        We have reviewed your filing and have the following comments.  Where indicated, we
think you should revise your document in response to these comments.  If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you
to provide us with supplemental information so we may better understand your disclosure.  After
reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance
with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects.  We welcome any questions you may have
about our comments or on any other aspect of our review.  Feel free to call us at the telephone
numbers listed at the end of this letter.

General

1.  Please note that where we provide examples to illustrate what we mean by our comments,
    they are examples and not exhaustive lists.  If our comments are applicable to portions of
    the filing that we have not cited as examples, make the appropriate changes in accordance
    with our comments.

2.  In your response letter, please state our comment and then explain each change that has
    been made in response to a comment.  In addition, you should also reference each page
    number in which disclosure has been revised in response to a comment so that we can easily
    place your revised disclosure in its proper context.

3.  Please file as promptly as possible all exhibits required by the Exhibit Table provided in

Item 601(a) of Regulation S-K.  We note, for example, that you have not filed the opinion or consent of your legal counsel, along with other exhibits.  Please note that we may have comments on these materials once they are filed.

4. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.  Please note we may have comments regarding this material.

5. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments.  As you are likely aware, you must file this amendment prior to circulating the prospectus.

6. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

7. Throughout the registration statement, you cite various estimates, statistics and facts and figures.  Where you provide your own estimates, please explain how you arrived at those estimates and disclose any third-party sources you relied upon.  For all other figures, please identify your sources in the registration statement and provide us with marked copies of these sources for our review. Set forth below is an illustrative and not exhaustive list of statements that should be supported:
   ● The number of radiologists is expected to increase by less than 2% annually U.S., p.2
   ● We believe we have the largest number of United States-based affiliate radiologists…," p.2
   ● We have a very high radiologist retention rate, p. 3
   ● We have one of the largest wide area networks in teleradiology, p.4

   Please review the registration statement and provide support for all figures you cite.

8. We note that you have included a number of descriptive phrases in the registration statement, including references to being "a leading provider…," having a "strong customer base," "solid brand name, reputation and quality" and providing "highest quality" of medical care.  Please explain your basis for each of these claims. There are a significant number of these phrases in the registration statement and we expect substantial changes to the disclosure as they are removed.

9. Please include updated financial statements and related disclosures through June 30, 2006 as required by Rule 3-12 of Regulation S-X.

Prospectus Summary, page 1

10. Please revise to provide a balanced description of your operations and financial condition. For example:

- Balance the discussion of your revenues with a discussion of your expenses and losses. It is not appropriate to highlight your annual growth rate for revenue without providing a discussion of your increasing net losses during the same period.

- Balance the discussion of your advantages and strategy with a discussion of risks and obstacles you must overcome in implementing this strategy. The discussion of "Business Risks" that you have included should be expanded to include a discussion of your most significant risks.

Please note the balancing disclosure should be as prominent as the information it is intended to balance.

Risk Factors, p. 10
General

11. Please consider whether you face any risks associated with the fact that your contracts are required to maintain a fixed price for a year, such as the risk that your expenses could increase while your revenue stream remains the same.

12. Although you have indicated that Drs. Casey and Michel will recuse themselves from negotiations between you and the professional corporations and other entities they own, please consider whether you need to include a risk factor which describes any other risks associated with the fact that these physicians have a financial interest in each side of these contracts. For example, while these physicians have recused themselves from negotiation, does the company believe that it has reached agreements with these companies on the same terms it could reach with unaffiliated providers?

We have incurred operating losses in the past…, p. 10

13. Please provide your accumulated deficit as of June 30, 2006.

14. Please revise your caption and discussion to also include your net losses for the periods presented.

The industry in which we operate is highly competitive…, p.10

15. Please disclose who your primary competitors are and describe any competitive advantages they have relative to the company.

16. We note that this risk factor emphasizes the potential for pricing pressure. Please describe any situations in which the company has had to reduce price as a result of competition.

17. We note your statement that certain of your competitors are larger, more established, better financed and may have stronger brand recognition. This statement seems inconsistent with your statements that you are a leading provider. Please explain.

<u>We have a limited operating history…, p. 10</u>

18. At the conclusion of the risk factor you indicate that the risks posed in this risk factor could result in a volatile stock market price. Please consider whether volatility is the issue or a reduction in share price.

<u>If we fail to recruit and retain…radiologists, p. 11</u>

19. Please disclose any problems of the type disclosed in this risk factor that you have faced in the past.

20. We note that your business is quite competitive. On the other hand, there is a shortage of radiologists. These circumstances may provide the radiologists with a strong negotiating position vis a vis the company as you recruit them. Please consider whether this might translate into higher compensation expense for the radiologists which you cannot pass on to your customers because your business is competitive, with a resulting decrease in your margins.

<u>If we are unable to recruit and retain a sufficient number of qualified radiologists…, p. 11</u>

21. You have indicated that your company may be attractive to radiologists because they can live anywhere in the US and work with the company. However, your risk factor indicates that such individuals: (i) might have to hold multiple licenses in each state from which it receives images and (ii) may be subject to restrictions that will limit licensing or credentialing to physicians from outside that state. Please consider whether an additional risk that should be disclosed in this factor is the erosion of geographic flexibility which might make the company less attractive to radiologists.

22. How many states, in which you are currently doing business, currently restrict or impede the ability of physicians located outside the state to obtain credentials or a license to practice medicine?

23. Disclose the percentage of revenues derived from each of the states identified, rather than disclosing the percentage in the aggregate.

24. If you have any reason to expect that these states will change their requirements for obtaining and maintaining physician licenses and hospital credentials, please disclose these expectations.

25. In the second paragraph, you have referenced requirements for Medicare, Medicaid and other third party payers. This risk appears related but distinct from the risk factor. Please revise the risk factor heading to incorporate this issue or include this second paragraph in a separate risk factor. Additionally, briefly explain the "certain requirements" radiologists must comply with in order to receive reimbursement.

<u>We are dependent upon certain key employees…, p.13</u>

26. If Dr. Casey has plans to retire or leave the company, please revise to disclose his plans.

<u>Our ability to update our workflow technology…, p. 15</u>

27. Please be more specific in explaining how your dependence of Fujifilm poses a risk to your investors. Is the risk that updating the systems may not be feasible, that Fujifilm will not cooperate in updating the system or both?

28. Please file your licensing agreement with Fujifilm Medical Systems and provide a description of the agreement in the "Business" section or explain why you believe you are not required to file it.

<u>As a result of our corporate structure…, p. 16</u>

29. Please provide more background information that will help investors understand the risks you are attempting to describe. For example, explain what you mean when you say, "any change in our relationship…could have a material adverse effect." If you are trying to say that the loss of these affiliated practices could impair your ability to provide service, then you should disclose this fact explicitly.

<u>Our business could be materially affected if a US Department of Health…, p. 20</u>

30. Please provide an estimate of the percentage of procedures and of revenue that might fall into the category of radiology work taken contemporaneously with reads.

<u>Our operating results may be subject to seasonal fluctuations…, p. 22</u>

31. Please quantify the seasonal difference in revenues you have experienced in the past.

<u>Industry and Market data, p. 27</u>

32. Please delete this section. You may not disclaim liability for information you present in the registration statement.

<u>Our Corporate Structure and Affiliated Radiologists, p. 28</u>

33. Please discuss whether the professional and management services agreements provide a price or formula at which VRC or designee can acquire ownership interests in VRP.

34. Are Drs. Casey, Michel, Weiss and Hunter required to sell their ownership interests in VRP if their employment is terminated due to retirement or any other reason?

35. We note that pursuant to the agreement between VRC and the Professional Corporations, VRC is entitled to nominate successors in the event of a stockholders disqualification. What are the circumstances under which a stockholder would be disqualified?

Use of Proceeds, p. 30

36. Please revise to provide more information regarding your anticipated uses for the proceeds for this offering. Specifically, how are you expecting to develop and expand your service offerings? Are you referring to providing different services or are you expecting to expand geographically? What types of improvements do you expect to make to your infrastructure? How much do you estimate you will spend on each of the uses identified?

Selected Consolidated Financial Data, page 34

37. Please revise the introductory paragraph to these disclosures to indicate that the December 31, 2003 balance sheet data is derived from an audited financial statement that is not included in this filing.

38. Please revise your disclosures to furnish selected financial data for each of the last five fiscal years of the registrant or for the life of the registrant and it predecessors, if less, as required by Item 301 of Regulation S-K. It appears from your disclosure on page 1 that your predecessor was formed in 2001. Please label which periods presented are for the predecessor.

39. Please remove your disclosure of adjusted EBITDA or revise your disclosure to substantiate why your presentation of this non-GAAP performance measure provides relevant and useful information to your investors as required by Item 10(e)(1)(i)(C) of Regulation S-K. The acceptability of a non-GAAP performance measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances. We note that the excluded share-based compensation, interest, taxes, and depreciation from your adjusted EBITDA have the following attributes:

- The financial impact of these items will not disappear or become immaterial in the future; and
- There is no unusual reason that a company can substantiate to identify the special nature of these items.

These attributes raise significant questions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10(e) of Regulation S-K. Please refer to Questions 8, 9, 14 and 15 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures." Please revise your disclosures or tell us how this measure complies with the guidance referred to above considering that the exclusion of EBIT or EBITDA from the requirement of Item 10(e) of Regulation S-K relates to its use as a measure of liquidity.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Revenue Recognition and Allowance for Doubtful Accounts, page 45

40. Please revise your disclosure to clarify how accurate your estimates have been in the past, how they have changed in the past, and whether they are reasonably likely to change in the future. If true, please indicate that no material adjustments to your revenues or allowance for doubtful accounts have been made for each of the periods presented in the financial statements.

Accounting for Stock-Based Compensation
Employee Stock-Based Compensation, page 45
Accounting for Series A Preferred Stock, page 47

41. Your reference to an independent valuation specialist used to assist you in determining the fair value of your preferred and common stock appears to equate to the use of an expert. Please revise your filing to delete the reference of the use of this specialist or name this expert and provide their consent as required by Rule 601 of Regulation S-K. If you continue to refer to the use of this specialist, please include this expert in your disclosure on page 110.

Results of Operations, page 48

42. Please revise your discussions regarding revenue fluctuations from comparative periods to separately quantify the fluctuations attributable to price and volume changes as required by Rule 303(a)(3)(iii) of Regulation S-K.

Revolving Credit Facility, p. 57

43. Please revise to identify the lender and file your credit agreement.

44. How much is currently outstanding under the credit agreement?

Business
Our facilities, p. 77

45. Please disclose your lease payments in each location.

46. Please explain the purpose of the reading room and how it differs from other locations at which your radiologists perform readings. Under what circumstances might a radiologist work out of the Hawaii or Minnesota facilities?

Licensing and Credentialing, p. 67

47. The first time you use the acronym "JCAHO," please explain that it refers to the Joint Commission on Accreditation of Healthcare Organizations.

48. Does your Physician Agreement with Eduard Michel, M.D., Ph.D provide for base compensation and/or bonus compensation?

Certain relationships and related party transactions, p. 90

49. Item 601 of Regulation S-K requires that you file each agreement listed in this section as an exhibit to the registration statement. It does not appear that you have filed all of the agreements. For example, we could not locate the warrant held by William Blair, the Cross Purchase Agreement, the Amended Subscription and Settlement Agreement, or the Subordinated Promissory Notes. Please file these documents as exhibits.

50. Please revise to quantify the payments made under each of the management, license and service agreements.

51. We note that the owners, not VRC, recognize the profits or losses. Please quantify such profits or losses.

Part II
Item 15. Recent Sales of Unregistered Securities

52. Please quantify the value of the shares issued to Brent Backus in connection with his assignment of intellectual property rights.

Consolidated Financial Statements
Independent Auditor's Report, page F-3

53. Please have Schechter Dokken Kanter Andrews & Selcer Ltd update the title of their report and their reference to auditing standards to comply with Auditing Standard No. 1 and specifically indicate the city and state where the report was issued as required by Rule 2-02(a) of Regulation S-X.

54. According to the report of Schechter Dokken Kanter Andrews & Selcer Ltd it appears that certain financial statements are presented on a combined basis. Please disclose your basis for presenting combined financial statements and label the appropriate financial statements that are presented on a combined basis.

Consolidated Statements of Changes in Stockholders' (Deficiency) Equity, page F-6

55. Please revise your statement to present your initial sale of common stock to founders as a 2003 transaction consistent with your disclosure on pages F-6 and II-2.

56. Please revise your 2003 and 2004 financial statements and the disclosures throughout your filing to retroactively reflect the five-for-one stock split effected on July 1, 2004. Please ensure that you adjust the weighted-average shares outstanding in your earnings per share computations as a result of the stock-split. Please see paragraph 54 of SFAS 128.

Otherwise, please tell us why your presentation is appropriate and reference the authoritative literature you relied upon to support your position.

57. We note that you have not disclosed an estimated offering price. We are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified and we may have further comment in this regard when the amendment containing that information is filed. In order for us to fully understand the equity fair market valuations reflected in your financial statements based on the estimated common stock valuations disclosed on page 46, please provide us an itemized chronological schedule covering all equity instruments issued since January 1, 2005 through the date of your response. Please provide the following information separately for each equity issuance:

     a. The date of the transaction;
     b. The number of shares/options issued/granted;
     c. The exercise price or per share amount paid;
     d. Management's fair market value per share estimate and how the estimate was made;
e. An explanation of how the fair value of the convertible preferred stock and common stock relate, given the one for one conversion ratio;
     f. The identity of the recipient, indicating if the recipient was a related party;
     g. Nature and terms of concurrent transactions; and
     h. The amount of any compensation or interest expense element and how it was determined.

Please provide us copies of your December 31, 2005 and March 31, 2006 independent valuation reports and explain any differences in fair value between these reports and the values disclosed on page 46. In your response, progressively bridge management's fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

Additionally, please provide the all of the disclosures suggested by the AICPA Audit and Accounting Practice – Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Principles of Consolidation and Basis of Presentation, page F-10

58. On page 29 you disclose that any profits or losses experienced by your Affiliated Medical Practices inure to the owners of those practices. On page F-10 you disclose that as a result of your management agreements you effectively fund all of the losses of the Affiliated Medical Practices and receive effectively all of their residual returns up to the amount of previously recognized losses. It appears that you consolidate the Affiliated Medical Practices as VIEs solely because you effectively absorb the majority of expected losses. If this is true, please revise your disclosure to clarify why you consolidate the VIEs and highlight for potential investors in MD&A and in a risk factor that a portion of any future

profits may not inure to their benefit.  Otherwise explain to us how you expect to receive a majority of the residual returns of the VIEs and revise your disclosure accordingly.  In any regard, provide us your analysis under FIN 46R indicating that the Affiliated Medical Practices are VIEs, how the management agreements effectively cause you to fund expected losses, and revise your disclosures as appropriate.

Short-Term Investment, page F-12

59. Given your historical losses, please demonstrate to us your ability to hold your investment in readily marketable debt until maturity.  In addition, please provide the disclosure required by paragraphs 19 and 20 of SFAS 115 or tell us why these disclosures are not warranted.

Note 7:  Preferred Stock, page F-20

60. Please revise your disclosure to define the term "qualified public offering" and disclose the registration rights indicated on page 91.  For the instruments subject to these registration rights, please explain to us your accounting under paragraphs 14 to 18 of EITF 00-19.

Note 12:  Related Party Transactions, page F-28

61. Please disclose the terms of the $1 million convertible notes issued in part to officers and directors in December 2004 as indicated on page II-2.  In addition please disclose the subsequent conversion to common stock in 2005 as indicated in your equity statement on page F-6.

Note 13:  Earnings Per Share, page F-29

62. Please disclose, and explain to us, your basis under GAAP for calculating the weighted average common shares outstanding for the year ended December 31, 2003 based on the assumed conversion of VRC, LLC into common stock of VRC.  Please tell us the authoritative accounting literature that you relied upon to support your calculation of earnings per share for the year ended December 31, 2003 and any prior years presented for the predecessor.

As appropriate, please amend your filing in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Brunhofer (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.

Sincerely,


Jeffrey Riedler
Assistant Director

cc:    Daniel Rubino
       Willkie Farr & Gallagher, LLP
       787 Seventh Avenue
       New York, NY 10019
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